Executive Biographies

CORE TEAM

Management Team



Mike Stacey, CEO
SmarterShade Founder, 15+ years experience as strategy and operations entrepreneur and management consultant



Jerry Hogan, Director of Design and Engineering
Over 35+ years of experience in custom high-performance window design, and applications engineering



Tony Lambros, Sales
Over 30 + years as an executive and sales expert in the window and door hardware business



Ryan Tatzel, Optical Film R&D
SmarterShade Founder, 8+ years experience conducting optical film and chemical engineering background

Key Advisors

- **Ron Spielman** (Monda Window and Door): residential and commercial window executive
- **Carmine Parente** (AGM Industries): glass and metal supply industry distribution
- **National Renewable Energy Lab (NREL),** Window simulation and testing partner
- **Steve Abramson**: Window industry commercialization expert
- **Ted Willoughby,** Building products expert

Product Engineering Resources



Abhi Chattopadhyay, Electrical and Mechanical



Sebastian Morales, Mechanical and Rendering



Adithya Menon, Mechanical and Electrical

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